

FINANCIAL STATEMENT – SELF CERTIFICATION LANGUAGE

I, Kyle J. Patton, certify that:

(1) the financial statements of CarStart, Inc. included in this form are true and complete in all material respects; and

(2) the tax return information of CarStart, Inc. included in this form reflects accurately the information reported on the tax return for CarStart, Inc. filed for the fiscal year ended [date of most recent tax return].

Kyle J. Patton

CarStart, Inc. – CEO

4-08-2020

CARSTART, LLC
BALANCE SHEET
12/31/2018

ASSETS

CURRENT ASSETS

Cash:	$46,233.00
Accounts Receivable:	$3,488.00
Inventory:	$10,111.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$59,832.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$36,800.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$10,000.00
NET FIXED ASSETS:	**$46,800.00**

OTHER ASSETS

Goodwill:	$25,000.00

TOTAL ASSETS:	**$131,632.00**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$800.00
Accrued Wages:	$1,861.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$2,661.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$50,000.00
Retained Earnings:	$19,094.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$69,094.00**

OWNER'S EQUITY

Paid-In Capital:	$50,000.00
Net Income:	$9,877.00
TOTAL EQUITY:	**$59,877.00**

TOTAL LIABILITIES & EQUITY: **$131,632.00**

Please make sure that Total Assets equal Total Liabilities and Equity in your balance sheet. If the difference the two sides of the balance sheet is greater than 0, please review the values entered.

TOTAL ASSETS:	**$131,632.00**
TOTAL LIABILITIES & EQUITY:	- **$131,632.00**
	$0.00

Kyle J. Patton

4-07-2020

Profit and Loss Statement
CarStart, LLC

For the year ending 12/31/2018   **Stated in 000s**

Gross margin [L/J]	78.8%
Return on sales [T/J]	20.7%

	Prior Period	Budget	Current Period	Current Period as % of Sales
Sales Revenue				
Service/Repair			47,806	100.0%
Product/Service 2				0.0%
Product/Service 3				0.0%
Product/Service 4				0.0%
Total Sales Revenue [J]	0	0	47,806	100.0%
Cost of Sales				
Parts			4,445	9.3%
Oil - Frost Oil - Fort Smith			3,386	7.1%
Oil - Thorton Oil - Fort Worth			2,280	4.8%
Product/Service 4				0.0%
Total Cost of Sales [K]	0	0	10,111	21.2%
Gross Profit [L=J-K]	0	0	37,695	78.8%
Operating Expenses				
Sales and Marketing				
Advertising			1,824	3.8%
Direct marketing			0	0.0%
Other expenses (specify)			0	0.0%
Other expenses (specify)			0	0.0%
Total Sales and Marketing Expenses [M]	0	0	1,824	3.8%
Research and Development				
Technology licenses			1,601	3.3%
Patents			0	0.0%
Other expenses (specify)			0	0.0%
Other expenses (specify)			0	0.0%
Total Research and Development Expenses [N]	0	0	1,601	3.3%
General and Adminstrative				
Wages and salaries			12,901	27.0%
Outside services			0	0.0%
Supplies			907	1.9%
Meals and entertainment			1,114	2.3%
Rent			1,080	2.3%
Telephone			963	2.0%
Utilities			0	0.0%
Depreciation			1,707	3.6%
Insurance			3,800	7.9%
Repairs and maintenance			1,255	2.6%
misc.			666	1.4%
Other expenses (specify)			0	0.0%
Total General and Adminstrative Expenses [O]	0	0	24,393	51.0%
Total Operating Expenses [P=M+N+O]	0	0	27,818	58.2%
Income from Operations [Q=L-P]	0	0	9,877	20.7%
Other Income [R]			0	0.0%
Taxes				
Income taxes			0	0.0%
Payroll taxes			0	0.0%
Real estate taxes			0	0.0%
Other taxes (specify)			0	0.0%
Other taxes (specify)			0	0.0%
Total Taxes [S]	0	0	0	0.0%
Net Profit [T=Q+R-S]	0	0	9,877	20.7%

CarStart, LLC
Statement of Cash Flows
For the Year Ended 12/31/2018

Cash Flow from Operating Activities

Net Income	9,877
Depreciation/Amortization	1,707
Increase in Accounts Receivable	(3,488)
Increase in Inventory	(10,111)
Increase in Notes Payable	14,201
Cash Provided by/Used in Operating Activities	**10,984**

Cash Flow from Investing Activities

Expenditure on Equipment	(12,000)
Expenditure on Vehicles	(18,978)
Cash Provided by/Used in Investing Activities	**-32,422**

Cash Flow from Financing Activities

Investment by Owner	17,671
Cash Provided by Financing Activities	**17,671**

Net Increase in Cash	**-3,767**
Beginning Cash Balance	50,000
Cash at 12/31/2018	**46,233**


CARSTART, INC.
BALANCE SHEET
12/31/2019

ASSETS


CURRENT ASSETS

Cash:	$21,000.00
Accounts Receivable:	$0.00
Inventory:	$14,457.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$35,457.00**

FIXED ASSETS

Long-Term Investments:	$100,000.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$15,000.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$10,000.00
NET FIXED ASSETS:	**$125,000.00**

OTHER ASSETS

Goodwill:	$25,000.00

TOTAL ASSETS:	**$185,457.00**


LIABILITIES & EQUITY


CURRENT LIABILITIES

Accounts Payable (A/P):	$2,855.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$10,000.00
TOTAL CURRENT LIABILITIES:	**$12,855.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$21,333.00
TOTAL LONG-TERM LIABILITIES:	**$21,333.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$50,000.00
Retained Earnings:	$35,023.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$85,023.00**

OWNER'S EQUITY

Paid-In Capital:	$50,000.00
Net Income:	$16,246.00
TOTAL EQUITY:	**$66,246.00**

TOTAL LIABILITIES & EQUITY: **$185,457.00**

Please make sure that Total Assets equal Total Liabilities and Equity in your balance sheet. If the difference the two sides of the balance sheet is greater than 0, please review the values entered.

TOTAL ASSETS:	**$185,457.00**
TOTAL LIABILITIES & EQUITY:	- **$185,457.00**
	$0.00

Profit and Loss Statement
CarStart, Inc.

For the year ending 12/31/2019   **Stated in 000s**

Gross margin [L/J]	84.1%
Return on sales [T/J]	23.6%

	Prior Period	Budget	Current Period	Current Period as % of Sales
Sales Revenue				
Service/Repair	47,806		68,703	100.0%
Product/Service 2				0.0%
Product/Service 3				0.0%
Product/Service 4				0.0%
Total Sales Revenue [J]	47,806	0	68,703	100.0%
Cost of Sales				
Parts	4,445		3,633	5.3%
Oil - Frost Oil - Fort Smith	3,386		1,080	1.6%
Oil - Thorton Oil -Fort Worth	2,280		6,230	9.1%
Product/Service 4	0		0	0.0%
Total Cost of Sales [K]	10,111	0	10,943	15.9%
Gross Profit [L=J-K]	37,695	0	57,760	84.1%
Operating Expenses				
Sales and Marketing				
Advertising	1,824		1,281	1.9%
Direct marketing	0		0	0.0%
Other expenses (specify)	0		0	0.0%
Other expenses (specify)	0		0	0.0%
Total Sales and Marketing Expenses [M]	1,824	0	1,281	1.9%
Research and Development				
Technology licenses	1,601		2,100	3.1%
Patents	0		0	0.0%
KiwiTech App Development	0		0	0.0%
Other expenses (specify)	0		0	0.0%
Total Research and Development Expenses [N]	1,601	0	2,100	3.1%
General and Adminstrative				
Wages and salaries	12,901		18,621	27.1%
Outside services	0		0	0.0%
Supplies	907		1,444	2.1%
Meals and entertainment	1,114		2,308	3.4%
Rent	1,080		1,080	1.6%
Telephone	963		1,182	1.7%
Utilities	0		0	0.0%
Depreciation	1,707		1,992	2.9%
Insurance	3,800		4,972	7.2%
Repairs and maintenance	1,255		2,836	4.1%
misc.	666		1,955	2.8%
Other expenses (specify)	0		0	0.0%
Total General and Adminstrative Expenses [O]	24,393	0	36,390	53.0%
Total Operating Expenses [P=M+N+O]	27,818	0	39,771	57.9%
Income from Operations [Q=L-P]	9,877	0	17,989	26.2%
Other Income [R]	0		0	0.0%
Taxes				
Income taxes	0		0	0.0%
Payroll taxes	0		1,743	2.5%
Real estate taxes	0		0	0.0%
Other taxes (specify)	0		0	0.0%
Other taxes (specify)	0		0	0.0%
Total Taxes [S]	0	0	1,743	2.5%
Net Profit [T=Q+R-S]	9,877	0	16,246	23.6%

CarStart, Inc.
Statement of Cash Flows
For the Year Ended 12/31/2019

Cash Flow from Operating Activities

Net Income	16,246
Depreciation/Amortization	1,992
Decrease in Accounts Receivable	0
Increase in Inventory	(14,457)
Increase in Notes Payable	16,337
Cash Provided by/Used in Operating Activities	**15,428**

Cash Flow from Investing Activities

Proceeds from Sale of Assets	26,000
Cash Provided by/Used in Investing Activities	**-24,978**

Cash Flow from Financing Activities

Investment by Owner	34,783
Cash Provided by Financing Activities	**34,783**

Net Increase in Cash	**25,233**
Beginning Cash Balance	21,000
Cash at 12/31/2019	**46,233**